FACE OF NOTE

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. THIS NOTE IS EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

ARCELORMITTAL

5.00% Convertible Senior Note due 2014

No. 2	Initially $300,000,000

CUSIP No. 03938L AK0

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ArcelorMittal, a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, THREE HUNDRED MILLION DOLLARS ($300,000,000) (as revised by the “Schedule of Increases and Decreases of Securities” attached hereto) on May 15, 2014 unless earlier converted or repurchased, and to pay interest thereon as set forth in the manner, at the rates and to the Persons set forth in the Indenture.

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This Note shall bear interest at a rate of 5.00% per annum from May 6, 2009 or from the most recent date to which interest had been paid or provided to, but excluding, the next scheduled Interest Payment Date, until the principal hereof shall be repaid. Interest on this Note will be computed on the basis of a 360-day year composed of twelve 30-day months. Interest is payable semi-annually in arrears on each May 15 and November 15, commencing on November 15, 2009, to the Person in whose name this Note (or one or more predecessor securities) is registered at the close of business on the Regular Record Date for such interest.

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The Company shall pay interest on overdue principal, and, to the extent lawful, on overdue interest, in each case at a rate of 5.00% per annum. Interest not paid when due and any interest on principal or interest not paid when due shall be paid to Holders on a special record date, which shall be the 15th day preceding the date fixed by the Company for the payment of such interest, whether or not such day is a Business Day. At least 15 days before a special record date, the Company shall send to each Holder and to the Trustee a notice that sets forth the special record date, the payment date and the amount of interest to be paid.

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The Company shall pay principal of and interest on this Note, so long as such Note is a Global Note, in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Note. The Company shall pay principal of any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Registrar in respect of the Notes and its agency in New York, New York as a place where Notes may be presented for payment or for registration of transfer. The Company may, however, change the Paying Agent or Registrar for the Notes without prior notice to the Holders thereof, and the Company may act as Paying Agent or Registrar. Interest on the Notes (other than Notes that are Global Notes) will be payable (i) to Holders of the Notes having an aggregate principal amount of Notes of $5,000,000 or less, by check mailed to the Holders of these Notes at their address in the Security Register and (ii) to Holders having an aggregate principal amount of Notes in excess of $5,000,000, either by check mailed to each Holder at its address in the Security Register or, upon application by a Holder to the Registrar not later than the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, which application shall remain in effect until that Holder notifies, in writing, the Registrar to the contrary.

•	Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

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In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control. This Note, for all purposes, shall be governed by and construed in accordance with the laws of the State of New York. The provisions of Articles 86 to 94-8 of the Luxembourg law concerning commercial companies of 10th August 1915, as amended (regarding the representation of noteholders and noteholder meetings), shall not apply to this Note.

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Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature or facsimile, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

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•	IN WITNESS WHEREOF, ARCELORMITTAL has caused this instrument to be signed manually or by facsimile by its duly authorized officers.

•	Dated: May 6, 2009

ARCELORMITTAL

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

By:	/s/ Armand Gobber
Name:	Armand Gobber
Title:	Vice President – Financing

CERTIFICATE OF AUTHENTICATION

•	This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

•	Dated: May 6, 2009

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Ignazio Tamburello
Name:	Ignazio Tamburello
Title:	Vice President

REVERSE OF NOTE

ARCELORMITTAL

5.00% Convertible Senior Note due 2014

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This Note is one of a duly authorized issue of Securities of the Company (herein called the “Notes”), issued under an Indenture dated as of May 6, 2009, as amended and supplemented from time to time in accordance with the terms thereof (herein called the “Original Indenture”) and as further supplemented by the Supplemental Indenture dated as of May 6, 2009 (herein called the “Supplemental Indenture” and the Original Indenture, as supplemented by the Supplemental Indenture, the “Indenture”) by and between the Company and HSBC Bank USA, National Association, herein called the “Trustee”, and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. Additional Notes may be issued in an unlimited aggregate principal amount, subject to certain conditions specified in the Indenture.

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This Note is not subject to redemption at the option of the Company prior to May 15, 2014 and, for the avoidance of doubt, this Note is not subject to the provisions of Article 11 of the Original Indenture.

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The provisions in Article 6 of the Supplemental Indenture supersede the entirety of Article 12 of the Original Indenture. The provisions of Article 4 of the Original Indenture shall not apply to this Note.

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Upon the occurrence of a Repurchase Event, the Holder has the right, at such Holder’s option, to require the Company to repurchase all of such Holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Repurchase Date at a price equal to the Repurchase Price.

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As provided in and subject to the provisions of the Indenture, the Holder hereof has the right, at its option, prior to the close of business on the seventh Business Day immediately preceding May 15, 2014, to convert this Note or a portion thereof that is $1,000 or an integral multiple thereof, into Shares, the Cash Value or a combination of Shares and cash, at the Company’s discretion, at the applicable Conversion Ratio specified in the Indenture, as adjusted from time to time as provided in the Indenture.

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As provided in and subject to the provisions of the Indenture, the Company shall make all payments and deliveries in respect of the Repurchase Price on the Repurchase Date and the principal amount on Stated Maturity thereof, as the case may be, to the Holder who surrenders a Note to the Paying Agent to collect such payments in respect of the Note. The Company shall pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

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The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders to be effected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Notes at the time outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes at the time outstanding, on behalf of the Holders of all Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

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As provided in and subject to the provisions of the Indenture, in case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of and interest on all Notes may be declared due and payable, by either the Trustee or Holders of not less than 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

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No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Note at the time, place and rate, and in the coin and currency, herein prescribed.

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As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

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The Notes are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Notes are exchangeable for a like aggregate principal amount of Notes and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

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No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

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Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or Trustee may treat the Person in whose name the Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

•	All defined terms used in this Note that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common	UNIF GIFT MIN ACT

Custodian
(Cust)

TEN ENT - as tenants by the entireties
(Minor)

JT TEN - as joint tenants with right of Survivorship and not as tenants in common	Uniform Gifts to Minors Act (State)

Additional abbreviations may also be used though not in the above list.

SCHEDULE A

SCHEDULES OF INCREASES AND DECREASES OF SECURITIES

ARCELORMITTAL

5.00% Convertible Senior Notes due 2014

•	The following increases or decreases in this Global Note have been made:

Date	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian